RMR REAL ESTATE INCOME FUND
400 Centre Street
Newton, MA 02458

                        April 6, 2009

VIA EDGAR AND ELECTRONIC MAIL
Mr. H.R. Hallock, Jr.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	RMR Real Estate Income Fund
(File Nos. 333-153201 & 811-22234)

Dear Mr. Hallock:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RMR Real Estate Income Fund (the "Registrant") hereby requests that the effectiveness of the above-referenced Registration Statements on Form N-14 and Form N-2 be accelerated so that they may become effective by 4:00 p.m., Washington, D.C. time, on Wednesday, April 8, 2009, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)
should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statements effective, it does not foreclose the Commission from taking any action with respect to such Registration Statements;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statements; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RMR REAL ESTATE INCOME FUND

By:	/s/ Karen Jacoppo-Wood
	Name:	Karen Jacoppo-Wood
	Title:	Vice-President